Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	2003	2002	2001	2000	1999

Fixed charges, as defined:
Interest on long-term debt	$417	$486	$351	$323	$233
Interest on short-term debt and other interest	25	71	44	64	47
Amortization of debt discount, expense and premium - net	41	25	17	5	4
Interest on capital lease obligations
Charged to expense				4	9
Capitalized					1
Estimated interest component of operating rentals	52	39	36	25	20
Preferred security distributions of subsidiaries on a pre-tax basis	45	79	64	31	30

Total fixed charges	$580	$700	$512	$452	$344

Earnings, as defined:
Net income (a)	$726	$438	$167	$491	$492
Preferred security dividend requirements	29	67	52	26	26
Less undistributed income (loss) of equity method investments	(18)	(23)	20	74	56

	773	528	199	443	462

Add:
Income taxes	170	210	261	294	174
Amortization of capitalized interest on capital leases				2	2
Total fixed charges as above (excluding capitalized interest, capitalized interest on capital lease obligations and preferred security distributions of subsidiaries on a pre-tax basis)	528	600	419	405	307

Total earnings	$1,471	$1,338	$879	$1,144	$945

Ratio of earnings to fixed charges	2.5	1.9	1.7	2.5	2.7

Ratio of earnings to combined fixed charges and preferred stock dividends (b)	2.5	1.9	1.7	2.5	2.7

(a)	Net income excludes extraordinary item, minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles.
(b)

PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.